FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

June 25, 2009

Item 3: News Release:

A news release dated and issued on June 25, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Summer exploration to commence at Poplar Uranium Project\

Item 5: Full Description of Material Change:

Vancouver, Canada, June 25th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  is pleased to announce that it has executed a Memorandum of Understanding (“MOU”) with East Resources, Inc. (“ERI”) to commence exploration of the Company’s Poplar uranium project (“Project”), located in the Province of Saskatchewan on the northern rim of Canada’s Athabasca Basin.  In December, 2008, ERI had executed a similar agreement with the Company to undertake uranium exploration at the Company’s NE Wollaston project in the Province of Manitoba.  However, due to continual delays encountered since the Fall of 2007 with the award of exploration permits by the Government of Manitoba arising from prolonged consultations with native communities, both CanAlaska and ERI have opted to initiate their cooperation by first conducting uranium exploration in Saskatchewan.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years.  ERI may earn a 70% interest in the project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

Poplar Project

The Poplar project straddles over 60 km of the northern edge of the Athabasca Basin in northern Saskatchewan.  The Project presently comprises 21 claims, covering 76,976 Ha.

In 2007 and 2008, CanAlaska carried out airborne EM and waterborne seismic surveys across the southern portion of the Poplar project.  These surveys defined a large number of structural events, and zones of high conductivity with disruption in the sandstone cover indicative of hydrothermal alteration.

The presence of favourable graphitic conductors in the meta-sedimentary package, is revealed by the VTEM airborne surveys.  The presence of large scale structural disturbances, combine well with the uranium enriched-basement to enhance the potential for unconformity uranium deposits on this Project.  The Company has previously announced three significant areas of mineralized showings from 2008 reconnaissance prospecting (See News Release:  February 6, 2009), along with a significant number of surface samples containing uranium mineralization.  Samples containing significant gold and platinum mineralization were also associated with two of the target areas.  Two types of mineralizing styles are presently recognized:

1.

Metamorphic re-concentrations in pegmatitic to granitic rocks with a low U/Th ratio; these showings contain less than 1% U3O8.

2.

Hydrothermal vein-type showings in a variety of rocks with a high U/Th ratio; these showings contain distinctly higher U3O8, reaching over 50% U3O8.

Pending ice-free conditions at the Project and the execution of a definitive agreement, a team of Company and ERI geologists will commence exploration in July of this year.  This Summer 2009 program, to be funded by ERI, will allow detailed reviews of the many strong targets across the property and lead to early drill-testing of the most significant mineralized targets in the following Winter season.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of June 2009.